UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

 Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on February 6, 2020, regarding the launch of Natura &Co Holding S.A.’s share repurchase program.

2.	Minutes of the Board of Directors’ Meeting Held on February 6, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on February 6, 2020, regarding the launch and authorization of Natura &Co Holding S.A.’s share repurchase program.

3.	Notice regarding the negotiation of the company’s own shares, approved at the Board of Directors’ Meeting held on February 6, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on February 6, 2020, presenting the information set forth in Exhibit 30-XXXVI regarding the negotiation of the company’s own shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: February 7, 2020

Item 1

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on February 6, 2020, regarding the launch of Natura &Co Holding S.A.’s share repurchase program.

Publicly-Held Company
State Registration (NIRE) 35300531582
CNPJ/ME: 32.785.497/0001-97

MATERIAL FACT

Natura &Co Holding S.A. (B3: NTCO3), a corporation with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Alexandre Colares, n° 1188, Sala A17 – Bloco A, Parque Anhanguera, CEP 05106-000 (“Company”), in compliance with article 157, paragraph 4 of Law No. 6,404 of December 15, 1976, as amended (“Corporations Law”), Rule No. 358, issued by the Brazilian Securities and Exchange Commission (“CVM”) on January 3, 2002, as amended, and CVM Rule No. 567, of September 17, 2015, as amended (“CVM Rule 567”), informs its shareholders and the market in general that its Board of Directors, at a meeting held on this date, approved the launch of the Company’s Share Repurchase Program (“Repurchase Program”).

Purpose

The purpose of the Repurchase Program is to acquire shares issued by the Company in order to comply with the restricted shares and stock option programs of the Company and occasionally, and the shares may be held in treasury, sold, or canceled, without reducing the Company’s capital, in compliance with paragraph 1 of article 30 of the Corporations Law and with the provisions of CVM Rule 567/15.

Outstanding Shares

According to the last available share position, the Company has 670,745,918 outstanding common, registered, book-entry shares with no par value, issued by the Company (“Outstanding Shares”). On this date, it holds no treasury shares.

Number of shares to be purchased

The Company may, at its sole discretion, as per the Repurchase Program, purchase up to 1,114,460 common, registered, book-entry shares, with no par value, issued by the Company, corresponding to up to 0.093828926% of the total shares issued by the Company and up to 0.166152334% of the Outstanding Shares.

Price and form of purchase

The purchase transactions will be carried out at B3 – Brasil, Bolsa, Balcão (“B3”), at market prices, and the Company’s management shall decide the moment and number of shares to be purchased, whether in a single transaction or in a series of transactions, subject to the limits set forth in the applicable regulations.

Duration of the Repurchase Program

The maximum term for the purchases is of eighteen (18) months, beginning on the present date and ending on August 7, 2021.

Financial Institutions

The purchase of Company’s shares will be intermediated by Itaú Corretora de Valores S.A, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 61.194.353/0001-64, with its principal place of business at Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, in the City of São Paulo, State of São Paulo.

Available Funds

The transactions performed in the scope of the Repurchase Program will be supported by the global amount of capital reserves. At the Special Shareholders’ Meeting held on November 13, 2019, the Company created capital reserves that are more than enough to carry out the Repurchase Program.

Verification of the Available Funds

The continued existence of funds available to back the purchase of the Company’s own shares must be verified based on the more recent annual, interim or quarterly financial statements disclosed by the Company before the actual transfer, to the Company, of the ownership of the shares issued by the Company.

Projected results of the fiscal year

The use of projected sums will not be admitted for the ongoing fiscal year’s result to back the transactions held in the scope of the Repurchase Program.

Verifications by the Board of Officers

The Board of Officers may only implement the purchase if it took all necessary measures to ensure that: (a) the settlement of each transaction on the maturity date is compatible with the Company’s financial situation, not affecting the performance of the obligations assumed before creditors or the payment of the mandatory dividend; and (b) in case the existence of funds available based on interim financial statements or reflected on the quarterly information reports (ITR) is verified, there are no predictable facts capable of causing material changes to the amount of such funds during the rest of the fiscal year.

Treasury shares

As per the applicable legislation, treasury shares have no property or political rights. In accordance with paragraph 2 of article 10 of CVM Rule No. 567/15, treasury shares are not considered for the calculation of quorums to open the meetings and discuss matters, set forth in the Corporations Act and in the securities market.

Equity award, Share Combination and Split

If any equity award, share combination or split involving Company’s shares is approved, the number of shares held in treasury will be changed so as to correct the numeric expression of the volume of the Company’s own shares held by it, without leading to a change in the balance of the balance sheet account that backed the purchase.

Sale or Cancellation of the Surplus Shares

The shares purchased, as per the Repurchase Program may, to the Board of Directors’ discretion, be allocated to the occasional exercise of the restricted shares programs and call options programs in the context of the Company’s incentive plans. The Company shall also cancel or sell the treasury shares exceeding the balance of available profit and reserves within six (6) months counted from the disclosure of the annual or interim financial statements or quarterly financial statements in which the surplus is assessed.

Additional Information

The Company shall keep its shareholders and the market informed about the development of the Repurchase Program by disclosing a Notice to the Market or a Material Fact on CVM’s (www.cvm.gov.br), B3’s (www.b3.com.br), and the Company’s (www.natu.infoinvest.com.br) pages.

Further information on the Repurchase Program may be obtained from the Company’s Investor Relations Department at Av. Alexandre Colares, n° 1.188, Sala A17 – Bloco A, CEP 05106-000, São Paulo, SP, Brazil, or on the Company’s page (www.natu.infoinvest.com.br).

São Paulo, February 6, 2020.

NATURA &CO HOLDING S.A.

José Antonio de Almeida Filippo
Chief Financial Officer and Investor Relations Officer

Item 2

Minutes of the Board of Directors’ Meeting Held on February 6, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on February 6, 2020, regarding the launch and authorization of Natura &Co Holding S.A.’s share repurchase program.

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME: 32.785.497/0001-97
State Registration (NIRE): 35300531582

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON february 6, 2020

1       Date, time and place: On February 6, 2020, at 09:00a.m., at the principal place of business of Natura &Co Holding S.A. (“Company”), located in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP: 05106-000.

2       call notice and attendance: Call was waived due to attendance of the totality of the Company’s Board of Directors’ members through conference call, as indicated by the signatures on the book of Minutes of the Meetings of the Board of Directors.

3       presiding board: Guilherme Peirão Leal, Chairman; Moacir Salzstein, Secretary.

4       agenda: The members of the Company’s Board of Directors convened to discuss the following agenda: (i) launch of the Company’s Share Repurchase Program, as defined below, to be held in treasury, in order to comply with the implementation of the restricted shares programs and call option programs, and the shares may be held in treasury, sold, or canceled; (ii) authorize the Company’s Board of Officers and management to take all measures and perform all acts required to repurchase the shares and to ratify the acts already performed by the Company’s Board of Officers, related to this matter; and (iii) change the Company’s Information Disclosure and Securities Trading Policy, in order for such amendments to be effective as of the approval date.

5       Resolutions. After the meeting was opened, having analyzed and discussed the matters included in the agenda, the majority of the members of the Board of Directors approved and confirmed their votes by e-mail:

5.1	The use of available profit and/or reserves in compliance with paragraph 1 of article 30 of Law No. 6,404 of December 15, 1976, as amended (“Corporations Act”) and with the provisions of CVM Rule No. 567, of September 17, 2015 (“CVM Rule 567/15”) to

purchase, in a single transaction or in a series of transactions, up to 1,114,460 common, registered, book-entry shares with no par value, issued by the Company, in accordance with the following terms and conditions (“Share Repurchase Program”):

(i)       Purpose: Share Repurchase Program of the Company to comply with the restricted shares programs and the call option programs, and the shares may be held in treasury, sold, or canceled, without reducing the Company’s capital, in compliance with paragraph 1 of article 30 of the Corporations Act and with the provisions of CVM Rule 567/15.

(ii)       Outstanding and Treasury Shares: As per the last share composition available, the Company holds 670,745,918 outstanding common, registered, book-entry shares with no par value, issued by the Company (“Outstanding Shares”). On this date, the Company does not hold treasury shares.

(iii)       Number of shares to be purchased: The Company may, at its sole discretion as per the Share Repurchase Program, purchase up to 1,114,460 common, registered, book-entry shares, with no par value, issued by the Company, corresponding to up to 0.093828926% of the total shares issued by the Company and up to 0.166152334% of the Outstanding Shares.

(iv)       Price and Form of Purchase: The acquisition of shares will be carried out at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at market prices, and the Company’s management shall decide the moment and number of shares to be purchased, whether in a single transaction or in a series of transactions, subject to the limits set forth in the applicable regulations.

(v)       Duration of the Share Repurchase Program: The maximum term for the purchases is of 18 months, beginning on the present date and ending on August 7, 2021.

(vi)       Financial institutions that will act as intermediaries: The purchase of Company’s shares will be intermediated by Itaú Corretora de Valores S.A, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 61.194.353/0001-64, with its principal place of business at Avenida Brigadeiro Faria Lima, n.º 3.500, 3º andar, in the City of São Paulo, State of São Paulo.

(vii)       Available Funds: The transactions performed in the scope of the Shares Repurchase Program will be supported by the use of the global amount of capital reserves. At the Special Shareholders’ Meeting held on November 13, 2019, the Company created capital reserves that are more than enough to carry out the Share Repurchase Program.

(viii)       Verification of the Available Funds: The continued existence of funds available to back the purchase of the Company’s own shares must be verified based on the more recent annual, interim or quarterly financial statements disclosed by the Company before the actual transfer, to the Company, of the ownership of the shares issued by the Company.

(ix)       Projected results of the fiscal year: The use of projected sums will not be admitted for the ongoing fiscal year’s result to back the transactions held in the scope of the Share Repurchase Program.

(x)       Verifications by the Board of Officers: The Board of Officers may only implement the purchase if it took all necessary measures to ensure that: (a) the settlement the transaction, or of each transaction, on the maturity date is compatible with the Company’s financial situation, not affecting the performance of the obligations assumed before creditors or the payment of the mandatory dividend; and (b) in case the existence of funds available based on interim financial statements or reflected on the quarterly information reports (ITR) is verified, there are no predictable facts capable of causing material changes to the amount of such funds during the rest of the fiscal year.

(xi)       Rights of Treasury Shares: As per the applicable legislation, treasury shares will have no property or political rights. In accordance with paragraph 2 of article 10 of CVM Rule No. 567/15, treasury shares are not considered for the calculation of quorums to open the meetings and discuss matters, set forth in the Corporations Act and in the securities market.

(xii)       Equity Award, Share Combination and Split: If any equity award, share combination or split involving Company’s shares is approved, the number of shares held in treasury will be changed so as to correct the numeric expression of the volume of the Company’s own shares held by it, without leading to a change in the balance of the balance sheet account that backed the purchase.

(xiii)       Sale of shares in the scope of the call option plan involving the Company’s shares: The shares purchased as per the Shares Repurchase Program may, to the Board of Directors’ discretion, be allocated to the occasional exercise of the restricted shares and call options in the scope of the call options in the context of the incentive plans of the Company. The Company shall also cancel or sell the treasury shares exceeding the balance of available profit and reserves within six (6) months counted from the disclosure of the annual or interim financial statements or quarterly financial statements in which the surplus is assessed.

5.2	The authorization for the Company’s Board of Officers and management to take all measures and perform all acts required for the Shares Repurchase Program and to ratify the acts already performed by the Company’s Board of Officers or management, aiming the performance of the Shares Repurchase Program.

5.3	Amendment of clauses 9.5.1 and 9.5.2 of the Company’s Information Disclosure and Securities Trading Policy, so as to provide that the Trading Restriction Period shall be of

15 days prior to the financial information disclosure. The new Information Disclosure and Securities Trading Policy was initialed by the board and shall be filed in the Company’s principal place of business, and disclosed through Sistema Empresas.NET and the Company’s Investor Relations (IR) website.

6       Adjournment: As there are no further matters to be discussed, these minutes were drawn up, read, approved, as per the votes informed by e-mail and was signed by the Secretary. São Paulo, February 6, 2020. Presiding Board: (sgd) Guilherme Peirão Leal; Chairman: Moacir Salzstein, Secretary. Members of the Board of Directors in attendance: (sgd) Guilherme Peirão Leal; Antônio Luiz da Cunha Seabra; Pedro Luiz Barreiros Passos; Roberto de Oliveira Marques; Gilberto Mifano; Carla Schmitzberger; Fábio Colletti Barbosa; Silvia Freire Dente da Silva Dias Lagnado; Jessica DiLullo Herrin; Ian Martin Bickley; Nancy Killefer; W. Don Cornwell; Andrew George Mcmaster Jr.

I hereby certify that this is a true copy of the Minutes drawn up in the proper book.

São Paulo, February 6, 2020.

__________________________________

Moacir Salzstein

Secretary

Item 3

Notice regarding the negotiation of the company’s own shares, approved at the Board of Directors’ Meeting held on February 6, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on February 6, 2020, presenting the information set forth in Exhibit 30-XXXVI regarding the negotiation of the company’s own shares.

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME: 32.785.497/0001-97
State Registration (NIRE): 35300531582

Notice regarding the negotiation of the company’s own shares, approved at the Board of Directors’ Meeting held on February 6, 2020.

EXHIBIT 30-XXXVI

Notice regarding the negotiation of the company’s own shares

Natura &Co Holding S.A (“Company”), in compliance with the provisions of CVM Rule No. 480, of December 7, 2009, as amended, presents below the information set forth in Exhibit 30-XXXVI regarding the negotiation of the company’s own shares.

I - provide a detailed justification of the purpose and expected economic effects of the transaction:

The purpose of the Share Repurchase Program of the Company is to comply, by means of the acquisition of the shares owned by the Company in the market, is to comply with the exercise of the restricted shares and stock option programs (“Share Repurchase Program” and “Incentive Programs”) and occasionally the call option programs, and the shares may be held in treasury, sold, canceled, without reducing the Company’s capital, in compliance with paragraph 1 of article 30 of Law No. 6,404 of December 15, 1976, as amended (“Corporations Act”) and with the provisions of CVM Rule No. 567, of September 17, 2015 (“CVM Rule 567/2015”).

II - inform the number of (i) outstanding shares and (ii) treasury shares:

At this moment, the Company holds 670,745,918 outstanding, common, registered, book-entry shares with no par value, issued by the Company (“Outstanding Shares”). On this date, it holds no treasury shares.

III - inform the number of shares that may be purchased or sold:

The Company may purchase up to 1,114,460 common, registered, book-entry shares, with no par value, issued by the Company, corresponding to up to 0.093828926% of the total shares issued by the Company and up to 0.166152334% Outstanding Shares.

IV - describe the main characteristics of the derivative instruments the Company may use, if any:

Not applicable given that the Company will not use derivative instruments in the scope of the Share Repurchase Program.

V - Describe, if any, agreements or voting instructions between the Company and the counterparty of the transactions:

Not applicable because the repurchases will happen at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), so there is no information about the counterparties of the transactions.

VI - In the event of transactions out of the organized securities markets, inform:

a.	The maximum (minimum) price to purchase (sell) the shares: and

Not applicable because the purchase transactions will happen at B3, at market prices.

b.	If this is the case, the reasons that justify the transaction at prices that are ten percent (10%) higher, in case of sale, than the average quote, weighed by volume, of the ten (10) previous trading days:

Not applicable because the purchase transactions will happen at B3, at market prices.

VII - Inform, if any, the impacts the negotiation will have on the composition of the controlling interest or the company’s administrative structure:

The Share Repurchase Program will have no impacts on the composition of the controlling interest or the Company’s administrative structure.

VIII - Inform the counterparties, if known, and in case of a related party, as defined by the accounting standards that govern the matter, also provide the information required by article 8 of CVM Rule No. 481, of December 17, 2009:

Since the shares will be repurchased by means of transactions held at B3, it is not possible to identify the counterparties or transactions with related parties.

IX - Identify the allocation of the funds earned, if applicable:

The purpose of this Share Repurchase Program is to comply with the Incentive Programs, which is why, in principle, they will not generate funds to the Company. Notwithstanding this, the decision to cancel or sell treasury shares may be made in due time and reported to the market and, if the sale of shares is approved, the funds earned will be allocated to the Company’s operations.

X - Indicate the maximum term for the settlement of the authorized transactions:

The maximum term for the purchases is of is of 18 months, beginning on February 6, 2020 and ending on August 7, 2021.

XI - Identify the institutions that will act as intermediaries, if any:

The purchase of Company’s shares will be intermediated Itaú Corretora de Valores S.A, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 61.194.353/0001-64, with its principal place of business at Avenida Brigadeiro Faria Lima, n.º 3.500, 3º andar, in the City of São Paulo, State of São Paulo.

XII - Specify the funds available to be used, as per article 7, paragraph 1, of CVM Rule No. 567, of December 17, 2015:

The transactions performed in the scope of the Shares Repurchase Program will be supported by the global amount of capital reserves. At the Special Shareholders’ Meeting held on November 13, 2019, the Company created capital reserves that are more than enough to carry out the Share Repurchase Program.

The continued existence of funds available to back the purchase of the Company’s own shares must be verified based on the more recent annual, interim or quarterly financial statements disclosed by the Company before the actual transfer, to the Company, of the ownership of the shares issued by the Company.

XIII - Specify the reasons why the members of the Board of Directors are comfortable with the idea that the repurchase of shares will not hinder the performance of obligations assumed before creditors or the payment of fixed or minimum mandatory dividends:

The Board of Directors of the Company understands that the execution of the Repurchase Program will not hinder the performance of obligations assumed before creditors or the payment of mandatory dividends, since the Company was created as a part of the corporate restructuring of Natura Cosméticos S.A. and the purchase of Avon Products, Inc. (“Avon”). The debt already assumed as part of the purchase of Avon will be due in 2020.